SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)

TAKE-TWO INTERACTIVE SOFTWARE, INC.

(Name of Subject Company)

TAKE-TWO INTERACTIVE SOFTWARE, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

874054109

(CUSIP Number of Class of Securities)

Ben Feder
Chief Executive Officer
Take-Two Interactive Software, Inc.
622 Broadway
New York, NY 10012
(646) 536-2842

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Seth D. Krauss, Esq. Executive Vice President and General Counsel Take-Two Interactive Software, Inc. 622 Broadway New York, NY 10012 (646) 536-2842	Ori Solomon, Esq. Proskauer Rose, LLP 1585 Broadway New York, NY 10036-8299 (212) 969-3000

☐  Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

This Amendment No. 7 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Take-Two Interactive Software, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on March 26, 2008, as amended by Amendment Nos. 1, 2, 3, 4, 5 and 6 thereto (the “Schedule 14D-9”), relating to the tender offer commenced by EA08 Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Electronic Arts Inc., a Delaware corporation (“EA”), to acquire all of the issued and outstanding shares of Common Stock, par value $0.01 per share, of the Company (the “Shares”) at a purchase price of $26.00 net per Share in cash without interest, upon the terms and conditions set forth in the Offer to Purchase dated March 13, 2008 and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) contained in the Schedule TO filed by Purchaser with the SEC on March 13, 2008.  On April 18, 2008, EA and Purchaser announced that they had amended the Offer to adjust the price to be paid pursuant to the Offer to $25.74 per Share as a result of the approval by the Company’s stockholders at the Take-Two 2008 annual meeting of stockholders of the Company’s proposals to make certain amendments to the Company’s Incentive Stock Plan.  In addition, Purchaser extended the expiration date of the Offer until 11:59 p.m., New York City time, on Friday, May 16, 2008, unless further extended.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION

Item 8(c) is hereby amended by adding thereto the following information.

In re Take-Two Interactive Securities Litigation

On April 16, 2008, the U.S. District Court for the Southern District of New York (the “Court”) granted in part and denied in part the motions to dismiss of the Company and its Rockstar Games subsidiary in the purported shareholder class action captioned In re Take-Two Interactive Securities Litigation, No. 1:06-cv-00803 (SWK).  The plaintiffs alleged, among other things, that the Company, its Rockstar Games subsidiary and certain of their officers and directors, violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, as well as Rule 10b-5 promulgated thereunder, by allegedly making certain untrue or misleading statements or failing to disclose facts related to allegedly “hidden” content in Grand Theft Auto: San Andreas.  The plaintiffs also alleged that the Company and certain of its officers and directors violated the same sections by allegedly making certain untrue or misleading statements or failing to disclose facts regarding the Company’s alleged improper stock option granting practices.

In its decision, the Court dismissed all claims against all defendants, including the Company and its Rockstar Games subsidiary, arising out of the Grand Theft Auto: San Andreas allegations, on the ground that the plaintiffs had not pled scienter adequately as to any of the named defendants.

The Court denied the Company’s motion to dismiss the claims relating to alleged improper stock option granting practices (as well as the motions filed by certain of the individual defendants), but granted the motions to dismiss that were filed by the Company’s former CFO (Karl Winters) and CEO (Paul Eibeler).  However, the Court narrowed the scope of the options backdating claims by eliminating any claim of loss based upon one of plaintiffs’ two alleged disclosure dates, thereby limiting the period for which any alleged shareholder damages could be claimed.

The Court granted the plaintiffs permission to replead the dismissed claims to try to cure the deficiencies specified by the Court.  The plaintiffs must file any amended complaint, along with a memorandum explaining how they have cured the defects, by May 19, 2008.  Briefing thereon is expected to be completed by June 30, 2008.

ITEM 9. EXHIBITS

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(11)	Transcript of the Company’s 2008 Annual Meeting of Stockholders (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 21, 2008)

(a)(12)

Press Release entitled “Take-Two Interactive Software, Inc. Announces Results of Annual Meeting of Stockholders” issued April 17, 2008 by Take-Two Interactive Software, Inc. (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 21, 2008)

(a)(13)	Press Release entitled “Take-Two Interactive Software, Inc. Responds to Electronic Arts’ Extension of Tender Offer at Lower Price Per

Share” issued April 18, 2008 by Take-Two Interactive Software, Inc. (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on April 21, 2008)

(a)(14)	Email from the Executive Chairman and Chief Executive Officer to Take-Two Interactive Software, Inc. Employees dated April 18, 2008

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TAKE-TWO INTERACTIVE SOFTWARE, INC.

By	/s/ Seth D. Krauss
Seth D. Krauss
Executive Vice President and General Counsel

Dated:  April 21, 2008

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(11)	Transcript of the Company’s 2008 Annual Meeting of Stockholders (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 21, 2008)

(a)(12)

Press Release entitled “Take-Two Interactive Software, Inc. Announces Results of Annual Meeting of Stockholders” issued April 17, 2008 by Take-Two Interactive Software, Inc. (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 21, 2008)

(a)(13)

Press Release entitled “Take-Two Interactive Software, Inc. Responds to Electronic Arts’ Extension of Tender Offer at Lower Price Per Share” issued April 18, 2008 by Take-Two Interactive Software, Inc. (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on April 21, 2008)

(a)(14)	Email from the Executive Chairman and Chief Executive Officer to Take-Two Interactive Software, Inc. Employees dated April 18, 2008